Exhibit (e)(4)

400 Somerset Corporate Boulevard Bridgewater, NJ 08807 www.valeant.com

August 19, 2015

Mr. David Hable

President and Chief Executive Officer

Synergetics USA Inc.

3845 Corporate Centre Drive

O’Fallon, Missouri USA

Re: Exclusivity relating to transaction with Synergetics

Dear David:

We have been in discussions regarding Valeant Pharmaceuticals International, Inc. or one of its subsidiaries (collectively, “Valeant”) acquiring Synergetics USA Inc. (the “Company” and such acquisition, the “Transaction”). Valeant is prepared to devote the necessary time and substantial resources to carry out due diligence and negotiate documentations for a Transaction.

In consideration for the resources Valeant expects to commit with respect to the evaluation and negotiation of a prospective Transaction, by countersigning this letter below, the Company agrees, on behalf of itself and its representatives to grant Valeant exclusive dealing in the potential Transaction during the exclusivity period referred to below subject to and in accordance with the terms of this letter. As such, the Company will not and will procure its shareholders or any of their respective agents, advisors or affiliates will not directly or indirectly solicit or encourage, discuss or negotiate or agree to, or provide due diligence materials to any third party in relation to, or otherwise facilitate any proposal, offer or transaction involving the sale or other disposition of the Company or any portion of its capital stock, assets or business (a “Proposal”), during the period beginning immediately following (and including) the date of hereof and ending at 11:59 p.m. Eastern (New York) time on the date that is fourteen (14) days after the date hereof; provided, however, that the Company and Valeant may by mutual written agreement extend such period in order to continue negotiating in good faith with respect to the prospective Transaction. The Company agrees that it shall notify Valeant promptly if any serious inquiries with respect to pursuing a Proposal, or proposals or offers relating to a Proposal, are received by, any confidential information or data is requested from, or any negotiations or discussions related to a Proposal are sought to be initiated or continued with, it or any of its subsidiaries or affiliates or any of its or their respective representatives. Subject to the Company’s obligations under confidentiality or similar non-disclosure agreements in effect as of the date hereof and on the date of such notification, such notice shall identify the person(s) making such request and the material terms of such request.

You also confirm that the terms of this letter and our negotiations regarding the prospective Transaction are confidential and will not be disclosed by the Company to a third party absent a legal obligation to do so.

Except with respect to the prior two paragraphs regarding exclusivity and confidentiality, this letter does not constitute, and is not intended to create, any legal obligation regarding the Transaction. This letter agreement shall be governed by Delaware law and be subject to the exclusive jurisdiction of the courts of the State of Delaware.

Please indicate your agreement with the foregoing by countersigning this letter agreement and returning a copy to me. We are excited about the prospect of this Transaction and look forward to hearing back from you.

Sincerely,

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:
Name: J. Michael Pearson Title: Chairman & CEO

AGREED TO AND ACCEPTED BY:

SYNERGETICS USA, INC.

By:

Name: David M. Hable
Title: President and CEO
Date: August 20, 2015